January 26, 2005


Mail Stop 0409

Edward F. Panos
President
Common Horizons, Inc.
620 Tam O`Shanter
Las Vegas, NV 89109

Re:	Common Horizons, Inc.
	Amendment No. 2 to Form SB-2, filed on January 14, 2005
	File No. 333-119366

Dear Mr. Panos:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form SB-2
Significant Employees, page 22

1. We note your response to prior comment 4. Please file the Chef Live agreement as an exhibit to your next amendment.

Security Ownership of Certain Beneficial Owners and Management,
page
22

2. We note your response to prior comment 5. Similarly, please supplementally tell us whether Mr. Oram`s ownership includes those shares held by Carolyn, Douglas and Paul Oram.

Liquidity and Capital Resources, page 38

3. We note your response to prior comment 7 and your statements that you plan to list your stock or have your stock be approved for listing. Please revise the second paragraph to clarify that you plan to have your common stock "quoted" on the over-the-counter bulletin board and that a market for your common stock may never develop.

Financial Statements

4. With respect to our previous comment 9, we reiterate our request that you include audited financial statements as of and for a period ending within 135 days of the filing as you have existed for a period of less than one year. Refer to Item 310(a) of Regulation S-B.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Spinella, Staff Accountant, at (202) 942-7323 or
Steven Jacobs, Senior Staff Accountant, at (202) 824-5222 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Staff Attorney, at (202) 942-7184 or the undersigned at (202) 942-2987 with any other questions.


Sincerely,


Peggy Kim
Senior Counsel



cc:	Chad Wiener, Esq. (via facsimile)
	Cane & Associates, LLP
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Common Horizons, Inc.
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